UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2013 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,532,279,718		72.8395	36.4197
Non-Voting Shares				47,677,737		2.2664	1.1332
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	01/abr	6,500	34.14	R$ 221,910.00
Non-Voting Shares		Sell	01/abr	1,300	34.15	R$ 44,395.00
Non-Voting Shares		Sell	01/abr	1,000	34.16	R$ 34,160.00
Non-Voting Shares		Sell	01/abr	500	34.17	R$ 17,085.00
Non-Voting Shares		Sell	01/abr	900	34.18	R$ 30,762.00
Non-Voting Shares		Sell	01/abr	1,900	34.19	R$ 64,961.00
Non-Voting Shares		Sell	01/abr	1,400	34.20	R$ 47,880.00
Non-Voting Shares		Sell	01/abr	400	34.22	R$ 13,688.00
Non-Voting Shares		Sell	01/abr	300	34.23	R$ 10,269.00
Non-Voting Shares		Sell	01/abr	1,100	34.24	R$ 37,664.00
Non-Voting Shares		Sell	01/abr	1,500	34.25	R$ 51,375.00
Non-Voting Shares		Sell	01/abr	400	34.26	R$ 13,704.00
Non-Voting Shares		Sell	01/abr	1,100	34.27	R$ 37,697.00
Non-Voting Shares		Sell	01/abr	200	34.28	R$ 6,856.00

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	01/abr	800	34.29	R$ 27,432.00
Non-Voting Shares		Sell	01/abr	700	34.30	R$ 24,010.00
Non-Voting Shares		Sell	01/abr	100	34.31	R$ 3,431.00
Non-Voting Shares		Sell	01/abr	700	34.33	R$ 24,031.00
Non-Voting Shares		Sell	01/abr	200	34.34	R$ 6,868.00
Non-Voting Shares		Sell	02/abr	11,600	33.77	R$ 391,732.00
Non-Voting Shares		Sell	02/abr	300	33.78	R$ 10,134.00
Non-Voting Shares		Sell	02/abr	500	33.79	R$ 16,895.00
Non-Voting Shares		Sell	02/abr	4,400	33.81	R$ 148,764.00
Non-Voting Shares		Sell	02/abr	500	33.82	R$ 16,910.00
Non-Voting Shares		Sell	02/abr	1,400	33.84	R$ 47,376.00
Non-Voting Shares		Sell	02/abr	100	33.87	R$ 3,387.00
Non-Voting Shares		Sell	02/abr	100	33.88	R$ 3,388.00
Non-Voting Shares		Sell	02/abr	400	33.89	R$ 13,556.00
Non-Voting Shares		Sell	02/abr	400	33.92	R$ 13,568.00
Non-Voting Shares		Sell	02/abr	300	33.93	R$ 10,179.00
Non-Voting Shares		Sell	02/abr	300	33.94	R$ 10,182.00
Non-Voting Shares		Sell	02/abr	100	33.96	R$ 3,396.00
Non-Voting Shares		Sell	02/abr	600	33.97	R$ 20,382.00
Non-Voting Shares		Sell	02/abr	200	33.98	R$ 6,796.00
Non-Voting Shares		Sell	02/abr	400	34.00	R$ 13,600.00
Non-Voting Shares		Sell	03/abr	194,000	33.40	R$ 6,479,600.00
Non-Voting Shares		Sell	03/abr	36,400	33.41	R$ 1,216,124.00
Non-Voting Shares		Sell	03/abr	7,500	33.42	R$ 250,650.00
Non-Voting Shares		Sell	03/abr	6,900	33.43	R$ 230,667.00
Non-Voting Shares		Sell	03/abr	9,300	33.44	R$ 310,992.00
Non-Voting Shares		Sell	03/abr	2,100	33.45	R$ 70,245.00
Non-Voting Shares		Sell	03/abr	2,100	33.46	R$ 70,266.00
Non-Voting Shares		Sell	03/abr	2,800	33.47	R$ 93,716.00
Non-Voting Shares		Sell	03/abr	2,900	33.48	R$ 97,092.00
Non-Voting Shares		Sell	03/abr	3,100	33.49	R$ 103,819.00
Non-Voting Shares		Sell	03/abr	2,600	33.50	R$ 87,100.00
Non-Voting Shares		Sell	03/abr	5,800	33.51	R$ 194,358.00
Non-Voting Shares		Sell	03/abr	4,200	33.52	R$ 140,784.00
Non-Voting Shares		Sell	03/abr	5,100	33.53	R$ 171,003.00
Non-Voting Shares		Sell	03/abr	8,500	33.54	R$ 285,090.00
Non-Voting Shares		Sell	03/abr	6,200	33.55	R$ 208,010.00
Non-Voting Shares		Sell	03/abr	3,900	33.56	R$ 130,884.00
Non-Voting Shares		Sell	03/abr	10,700	33.57	R$ 359,199.00
Non-Voting Shares		Sell	03/abr	1,400	33.58	R$ 47,012.00
Non-Voting Shares		Sell	03/abr	4,000	33.59	R$ 134,360.00
Non-Voting Shares		Sell	03/abr	2,100	33.60	R$ 70,560.00
Non-Voting Shares		Sell	03/abr	3,800	33.61	R$ 127,718.00
Non-Voting Shares		Sell	03/abr	1,600	33.62	R$ 53,792.00
Non-Voting Shares		Sell	03/abr	1,200	33.63	R$ 40,356.00
Non-Voting Shares		Sell	03/abr	3,600	33.64	R$ 121,104.00
Non-Voting Shares		Sell	03/abr	200	33.65	R$ 6,730.00
Non-Voting Shares		Sell	03/abr	2,100	33.66	R$ 70,686.00
Non-Voting Shares		Sell	03/abr	23,500	33.80	R$ 794,300.00
Non-Voting Shares		Sell	05/abr	50,000	33.31	R$ 1,665,500.00
Non-Voting Shares		Sell	22/abr	17,500	32.30	R$ 565,250.00
Non-Voting Shares		Sell	23/abr	4,700	32.30	R$ 151,810.00

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	23/abr	1,300	32.31	R$ 42,003.00
Non-Voting Shares		Sell	23/abr	300	32.32	R$ 9,696.00
Non-Voting Shares		Sell	23/abr	400	32.33	R$ 12,932.00
Non-Voting Shares		Sell	23/abr	4,100	32.34	R$ 132,594.00
Non-Voting Shares		Sell	23/abr	2,800	32.35	R$ 90,580.00
Non-Voting Shares		Sell	23/abr	2,200	32.36	R$ 71,192.00
Non-Voting Shares		Sell	23/abr	600	32.37	R$ 19,422.00
Non-Voting Shares		Sell	23/abr	200	32.38	R$ 6,476.00
Non-Voting Shares		Sell	23/abr	300	32.39	R$ 9,717.00
Non-Voting Shares		Sell	23/abr	900	32.40	R$ 29,160.00
Non-Voting Shares		Sell	23/abr	700	32.41	R$ 22,687.00
Non-Voting Shares		Sell	23/abr	700	32.42	R$ 22,694.00
Non-Voting Shares		Sell	23/abr	200	32.43	R$ 6,486.00
Non-Voting Shares		Sell	23/abr	1,400	32.44	R$ 45,416.00
Non-Voting Shares		Sell	23/abr	700	32.45	R$ 22,715.00
Non-Voting Shares		Sell	23/abr	500	32.46	R$ 16,230.00
Non-Voting Shares		Sell	23/abr	1,900	32.47	R$ 61,693.00
Non-Voting Shares		Sell	23/abr	2,500	32.48	R$ 81,200.00
Non-Voting Shares		Sell	23/abr	1,900	32.49	R$ 61,731.00
Non-Voting Shares		Sell	23/abr	2,100	32.50	R$ 68,250.00
Non-Voting Shares		Sell	23/abr	6,200	32.51	R$ 201,562.00
Non-Voting Shares		Sell	23/abr	4,100	32.52	R$ 133,332.00
Non-Voting Shares		Sell	23/abr	5,400	32.53	R$ 175,662.00
Non-Voting Shares		Sell	23/abr	9,300	32.54	R$ 302,622.00
Non-Voting Shares		Sell	23/abr	5,400	32.55	R$ 175,770.00
Non-Voting Shares		Sell	23/abr	14,500	32.56	R$ 472,120.00
Non-Voting Shares		Sell	23/abr	13,500	32.57	R$ 439,695.00
Non-Voting Shares		Sell	23/abr	18,400	32.58	R$ 599,472.00
Non-Voting Shares		Sell	23/abr	13,500	32.59	R$ 439,965.00
Non-Voting Shares		Sell	23/abr	14,700	32.60	R$ 479,220.00
Non-Voting Shares		Sell	23/abr	9,400	32.61	R$ 306,534.00
Non-Voting Shares		Sell	23/abr	12,700	32.62	R$ 414,274.00
Non-Voting Shares		Sell	23/abr	24,500	32.63	R$ 799,435.00
Non-Voting Shares		Sell	23/abr	11,400	32.64	R$ 372,096.00
Non-Voting Shares		Sell	23/abr	7,100	32.65	R$ 231,815.00
Non-Voting Shares		Sell	23/abr	5,800	32.66	R$ 189,428.00
Non-Voting Shares		Sell	23/abr	5,300	32.67	R$ 173,151.00
Non-Voting Shares		Sell	23/abr	6,600	32.68	R$ 215,688.00
Non-Voting Shares		Sell	23/abr	39,000	32.69	R$ 1,274,910.00
Non-Voting Shares		Sell	23/abr	2,400	32.70	R$ 78,480.00
Non-Voting Shares		Sell	23/abr	1,700	32.71	R$ 55,607.00
Non-Voting Shares		Sell	23/abr	3,300	32.72	R$ 107,976.00
Non-Voting Shares		Sell	23/abr	3,100	32.73	R$ 101,463.00
Non-Voting Shares		Sell	23/abr	1,900	32.74	R$ 62,206.00
Non-Voting Shares		Sell	23/abr	100	32.75	R$ 3,275.00
Non-Voting Shares		Sell	23/abr	400	32.76	R$ 13,104.00
Non-Voting Shares		Sell	24/abr	19,900	32.69	R$ 650,531.00
Non-Voting Shares		Sell	24/abr	400	32.70	R$ 13,080.00
Non-Voting Shares		Sell	24/abr	1,600	32.71	R$ 52,336.00
Non-Voting Shares		Sell	24/abr	4,800	32.72	R$ 157,056.00

Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	24/abr	4,800	32.73	R$ 157,104.00
Non-Voting Shares		Sell	24/abr	10,400	32.74	R$ 340,496.00
Non-Voting Shares		Sell	24/abr	4,100	32.75	R$ 134,275.00
Non-Voting Shares		Sell	24/abr	1,800	32.76	R$ 58,968.00
Non-Voting Shares		Sell	24/abr	3,600	32.77	R$ 117,972.00
Non-Voting Shares		Sell	24/abr	6,100	32.78	R$ 199,958.00
Non-Voting Shares		Sell	24/abr	6,800	32.79	R$ 222,972.00
Non-Voting Shares		Sell	24/abr	4,200	32.80	R$ 137,760.00
Non-Voting Shares		Sell	24/abr	2,800	32.81	R$ 91,868.00
Non-Voting Shares		Sell	24/abr	4,400	32.82	R$ 144,408.00
Non-Voting Shares		Sell	24/abr	1,500	32.83	R$ 49,245.00
Non-Voting Shares		Sell	24/abr	1,100	32.84	R$ 36,124.00
Non-Voting Shares		Sell	24/abr	800	32.85	R$ 26,280.00
Non-Voting Shares		Sell	24/abr	1,000	32.86	R$ 32,860.00
Non-Voting Shares		Sell	24/abr	3,400	32.87	R$ 111,758.00
Non-Voting Shares		Sell	24/abr	2,600	32.88	R$ 85,488.00
Non-Voting Shares		Sell	24/abr	5,800	32.89	R$ 190,762.00
Non-Voting Shares		Sell	24/abr	7,700	32.90	R$ 253,330.00
Non-Voting Shares		Sell	24/abr	5,100	32.91	R$ 167,841.00
Non-Voting Shares		Sell	24/abr	5,700	32.92	R$ 187,644.00
Non-Voting Shares		Sell	24/abr	4,300	32.93	R$ 141,599.00
Non-Voting Shares		Sell	24/abr	6,500	32.94	R$ 214,110.00
Non-Voting Shares		Sell	24/abr	4,000	32.95	R$ 131,800.00
Non-Voting Shares		Sell	24/abr	5,500	32.96	R$ 181,280.00
Non-Voting Shares		Sell	24/abr	4,700	32.97	R$ 154,959.00
Non-Voting Shares		Sell	24/abr	5,900	32.98	R$ 194,582.00
Non-Voting Shares		Sell	24/abr	3,400	32.99	R$ 112,166.00
Non-Voting Shares		Sell	24/abr	3,500	33.00	R$ 115,500.00
Non-Voting Shares		Sell	24/abr	3,400	33.01	R$ 112,234.00
Non-Voting Shares		Sell	24/abr	1,800	33.02	R$ 59,436.00
Non-Voting Shares		Sell	24/abr	4,200	33.03	R$ 138,726.00
Non-Voting Shares		Sell	24/abr	8,300	33.04	R$ 274,232.00
Non-Voting Shares		Sell	24/abr	3,600	33.05	R$ 118,980.00
Non-Voting Shares		Sell	24/abr	1,400	33.06	R$ 46,284.00
Non-Voting Shares		Sell	24/abr	6,300	33.07	R$ 208,341.00
Non-Voting Shares		Sell	24/abr	3,300	33.08	R$ 109,164.00
Non-Voting Shares		Sell	24/abr	2,700	33.09	R$ 89,343.00
Non-Voting Shares		Sell	24/abr	300	33.10	R$ 9,930.00
Non-Voting Shares		Sell	24/abr	400	33.11	R$ 13,244.00
Non-Voting Shares		Total		921,700		R$ 30,494,962.00
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				1,532,279,718		72.8395	36.4197
Non-Voting Shares				46,756,037		2.2226	1.1113

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2013 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,826,048	0.7047	0.3523
Non-Voting Shares			19,504,123	0.9271	0.4635
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			14,826,048	0.7047	0.3523
Non-Voting Shares			19,504,123	0.9271	0.4635

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			0	0.0000	0.0000
Non-Voting Shares			0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2013 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers		( ) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				481,279		0.0228	0.0114
Non-Voting Shares				1,552,775		0.0738	0.0369
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	22/abr	1,100	32.14	R$ 35,354.00
Non-Voting Shares		Total		1,100
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				481,279		0.0228	0.0114
Non-Voting Shares				1,551,675		0.0737	0.0368

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2013 were done the following operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers		(X) Audit Committee		( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,882		0.0002	0.0001
Non-Voting Shares				162,767		0.0077	0.0038
Month Movement
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M.	Sell	23/abr	350	32.27	R$ 11,294.50
Non-Voting Shares		Total		350		R$ 11,294.50
Closing Balance
Type of Securities/Derivatives				Quantity		% of participation
						Same type of Shares	Total
Common Shares				5,882		0.0002	0.0001
Non-Voting Shares				162,417		0.0077	0.0038

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In April 2013 there were not operations with securities and derivatives in accordance with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(x) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004
Closing Balance
Type of Securities/Derivatives			Quantity	% of participation
				Same type of Shares	Total
Common Shares			12,378	0.0005	0.0002
Non-Voting Shares			18,332	0.0008	0.0004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2013

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.